				EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Twelve Months Ended
	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
	(Millions of Dollars)

Pretax Income
Net Income	$259.2	$246.5	$164.7	$213.1	$184.2
Income Taxes	157.7	156.6	103.2	116.2	96.7
Total Pretax Income	416.9	403.1	267.9	329.3	280.9
Less
Undistributed equity in earnings of
unconsolidated affiliate	2.3	9.7	-	-	-
Total Pretax Income, Net	414.6	393.4	267.9	329.3	280.9

Fixed Charges
Interest on Long-Term Debt (a)	91.7	102.9	105.6	99.6	100.4
Other Interest Expense	3.2	6.8	11.9	15.1	11.8
Interest Factors of Rents
Nuclear Fuel	1.9	3.3	3.9	3.5	3.1
Long-Term Purchase Power Contract (b)	22.3	21.5	21.0	20.4	20.3
Total Fixed Charges As Defined	119.1	134.5	142.4	138.6	135.6

Total Earnings as Defined	$533.7	$527.9	$410.3	$467.9	$416.5
	=====	=====	=====	=====	=====

Ratio of Earnings to Fixed Charges	4.5x	3.9x	2.9x	3.4x	3.1x

(a)	Includes amortization of debt premium, discount and expense.
(b)	Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.